FOIA CONFIDENTIAL TREATMENT REQUESTED BY SOLO CUP COMPANY

FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83

September 21, 2009

VIA EDGAR CORRESPONDENCE

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	Solo Cup Company
Form 10-K for the Fiscal Year Ended December 28, 2008
Filed March 16, 2009
File #333-116843

Dear Mr. Cash:

This will acknowledge receipt of your letter dated September 8, 2009. Following is Solo Cup Company’s (the “Company”) response to your comments on our Form 10-K for the fiscal year ended December 28, 2008 (“2008 Form 10-K”) and Form 10-Q for the fiscal quarter ended June 28, 2009, Commission File No. 333-116843. Please note that the version of this letter filed via EDGAR omits certain confidential information for which the Company has requested confidential FOIA treatment pursuant to 17 CFR 200.83. The omitted portion is being separately delivered to you and has been denoted in the EDGAR-filed version by bracketed asterisks as follows “[***]”.

For convenience, the comments in your letter of September 8, 2009 are in italics and our response follows each comment. Where our response is describing a modification to our current disclosure, we have underlined the new proposed disclosure and reflected the proposed deleted text by striking through the text. Please note that our proposed disclosures set forth in this letter assume that the statements would be true at the time we make such future filings.

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

September 21, 2009

Form 10-K for the fiscal year ended December 28, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 15

General

1.	We note that you have identified several factors that have contributed to changes in your gross profit such as raw material costs, volume, pricing and mix. Please revise future filings to quantify the impact of these factors where practicable.

Company response:

The Company notes the Staff’s comments and will revise future filings related to future periods beginning with its Form 10-Q for the fiscal quarter ended September 27, 2009, to quantify the impact of raw material costs, volume, pricing and mix on our changes in gross profit in the current reporting periods compared to the comparable prior periods, to the extent practicable.

Income tax provision (benefit), page 17

2.	With a view towards future disclosure, please clarify for us why the income tax benefit you recognized in 2007 includes the impact from the sale of discontinued operations. Please tell us what consideration you gave to including this amount is your loss from discontinued operations. In addition, please revise future filings to include a more specific and comprehensive discussion of the underlying drivers that led to changes in your valuation allowance.

Company response:

The income tax benefit recognized in 2007 partially represents the release of a portion of the valuation allowance that was established in 2006. Pursuant to paragraph 140 of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes (FASB Accounting Standards Codification (“FASB ASC”) Paragraph 740-20-45-7), management considered the tax consequences of events related to both continuing operations and discontinued operations in our calculation of income tax benefit for continuing operations. While the Company incurred a pre-tax loss from continuing operations for which a valuation allowance would usually be required, income was generated from discontinued operations. As a result, we considered this income when determining whether an income tax benefit would be recorded on the current year pre-tax loss from continuing operations. In addition, an income tax benefit was recorded in continuing operations to reflect the reversal of a portion of the beginning valuation allowance due to a reduction in deferred tax liabilities no longer expected to reverse

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

September 21, 2009

beyond the carryforward period of the net operating loss, due to the income acceleration from the sale leaseback transaction.

We will make the following modification to include a more specific and comprehensive discussion of the underlying drivers that led to changes in our valuation allowance in future filings beginning with our Form 10-K for the fiscal year ended December 27, 2009:

Income tax provision was $2.1 million in Fiscal Year 2008 compared to an income tax benefit of $19.5 million in Fiscal Year 2007. The provision in Fiscal Year 2008 primarily reflects the income tax provision related to our foreign entities. For our domestic operations, the tax benefit generated from operating losses was offset by a corresponding increase in the valuation allowance; therefore, a minimal net domestic tax expense was recognized primarily for state income taxes. The benefit in Fiscal Year 2007 ~~represents~~ includes a reduction in deferred tax liabilities no longer expected to reverse beyond the carryforward period of the net operating loss, due to the income acceleration from the sale leaseback transaction ~~the partial reversal of our valuation allowance, related to deferred tax assets and the current year taxable income, resulting from the sale and subsequent leaseback of six properties and the sale of discontinued operations during 2007~~. This income tax benefit was partially offset by ~~the~~ income tax provision primarily related to our foreign jurisdictions.

Critical Accounting Estimates, page 24

Income taxes, page 25

3.	Tell us and revise future filings to disclose the basis for your determination that deferred tax assets will be realized in the future. Please enhance your future disclosures by identifying the positive and negative evidence you consider besides the internal sales forecasts and pre-tax earnings estimates when determining if a valuation allowance was necessary. Refer to paragraphs 23 and 24 of SFAS 109.

Company response:

We do not believe that we will fully realize the benefit of our deferred tax assets in the United States, except for the reversal of deferred tax liabilities, and therefore have a full valuation allowance against these deferred tax assets. We will make the following modification to our Critical Accounting Estimates disclosure for Income Taxes in future filings beginning with our Form 10-K for the fiscal year ended December 27, 2009:

We account for income taxes in accordance with the asset and liability method under SFAS No. 109, Accounting for Income Taxes (FASB ASC Topic 740). Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement and income tax bases of assets and

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

September 21, 2009

liabilities and tax credit and operating loss carryforwards using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The recoverability of deferred tax assets is dependent upon our assessment of whether it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to utilize the deferred tax asset. ~~We review our internal forecasted sales and pre-tax earnings estimates to make our assessment about the utilization of deferred tax assets.~~ In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent fiscal years, and our forecast of future taxable income on a jurisdiction by jurisdiction basis. In determining future taxable income, we review the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. In the event we determine that our future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. If that assessment changes, a charge or a benefit would be recorded in our Statement of Operations.

Consolidated Statements of Cash Flows, page 33

4.	Please tell us how you determined it was appropriate to include proceeds from the sale of discontinued operations in investing activities from continuing operations.

Company response:

We included proceeds from the sale of discontinued operations in investing activities from continuing operations to reflect a consistent presentation of the continuing operations’ cash inflows and outflows. The proceeds from the sale represent an asset of the continuing operations and utilization of those proceeds is directed by management to support the on-going operations. In this instance, the proceeds from the sale were used by the continuing operations to pay down a portion of the principal balance of the Company’s term loan. In other words, both the cash provided by the sale and the cash used to pay down the debt are reflected in continuing operations. While we understand there is diversity in practice, we note several companies with the same presentation and we believe our presentation provides the reader the most transparent view of the cash inflows and outflows of the continuing operations.

Note 2. Summary of Significant Accounting Policies, page 34

(i) Goodwill and Other Intangible Assets, page 35

5.	We note that an impairment of your goodwill balance could have a significant impact on your operating results. In the interest of providing investors with better insight

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

September 21, 2009

into management’s judgments in assessing goodwill, please disclose the following in future filings:

•	How you have considered losses in your Europe reporting unit in your impairment analysis.

•

Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable an investor to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	How the assumptions and methodologies used for valuing goodwill in the current year changed since the prior year, highlighting the impact of any changes.

•	Quantitative information regarding any significant known trends.

•	Any material and useful information that you gather and analyze regarding the risks of recoverability of your goodwill.

Please supplementally provide us your proposed expanded disclosures.

Company response:

In the interest of providing investors with better insight into management’s judgments in assessing goodwill, the Company will modify its disclosure in future filings beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2009, as follows:

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized. In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (FASB ASC Topic 350), the Company tests goodwill and other intangible assets with indefinite lives for impairment at least annually, at the end of October, or sooner if a triggering event occurs suggesting possible impairment of the values of these assets. Impairment testing for these assets involves a two-step process. In the first step, the fair value of the reporting unit holding the assets is compared to its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

September 21, 2009

amount of the impairment loss, if any. In the second step, the fair market value of the reporting unit is allocated to all of its assets and liabilities including intangible assets with indefinite lives. The excess, if any, of the fair market value of the reporting unit over the sum of the fair market values allocated to identified assets and liabilities is the calculated value of goodwill to be compared to its carrying value.

Fair value of a reporting unit is established by using a discounted cash flow valuation model. The key assumptions used in the discounted cash flow valuation model include the discount rate, terminal growth rate, and cash flow projections. These key assumptions represent significant unobservable inputs, which are considered Level 3 inputs as defined by SFAS No. 157, Fair Value Measurements (FASB ASC Topic 820). The discount rate is set by using the Weighted Average Cost of Capital (WACC) methodology, which considers market and industry data. The discount rate utilized is indicative of the return an investor would expect to receive for investing in such a business and was X% for 2009. The determination of projected cash flows is based on the business’ strategic plans and long-range planning forecasts and represent management’s best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected based on the current cost structure and anticipated net cost increases and/or reductions. The terminal business value is determined using a common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and terminal growth rate of Y%. There are inherent uncertainties related to these assumptions, including changes in market conditions, and management’s judgment in applying them to the analysis of goodwill impairment. For the most recent annual impairment analysis, the excess of fair value over carrying value expressed as a percentage of the carrying value was XX%. If the discount rate was increased by 1% or the terminal growth rate was decreased by 1% point, this percentage would decrease to YY% and ZZ%, respectively. The only significant change(s) in estimates and methodologies used for valuing goodwill in 2009 versus 2008 were [                            ].

Note 2. Summary of Significant Accounting Policies, page 34

(l) Impairment of Long-lived Assets, page 36

6.	Please revise future filings to include more specific and comprehensive discussion of your impairment analyses for long-lived assets and intangibles. Reference SFAS 144. In this regard, please include a qualitative and quantitative description of the material assumptions used in your impairment analyses and provide sensitivity analyses for each assumption based on reasonably likely changes. Also, please disclose assets held for sale and the remaining carrying value of any impaired assets at each reporting date.

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

September 21, 2009

Company response:

Long-lived assets, such as property, plant, and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with paragraph 8 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FASB ASC paragraph 360-10-35-21), in future periods if events or changes in circumstances indicate that the carrying amount of its long-lived assets may not be recoverable, the Company will include a specific and comprehensive discussion of its impairment analyses, including a qualitative and quantitative description of the material assumptions used in its impairment analyses and provide sensitivity analyses for each assumption based on reasonably likely changes.

Assets held for sale are separately presented in the aggregate in the balance sheet or disclosed in the notes to the consolidated financial statements and reported at the lower of the carrying amount or fair value less costs to sell. As disclosed in Note 4, Assets Held for Sale, the assets held for sale are all property, plant and equipment. In future filings, the Company will also disclose the remaining carrying value of any impaired assets at each reporting date.

Note 23. Guarantors, page 65

7.	As required by Rule 3-10 of Regulation S-X, please revise future filings to clarify that the guarantors are 100% owned by the parent.

Company response:

As required by Rule 3-10 of Regulation S-X, the Company will revise future filings to clarify that the guarantors are 100% directly or indirectly owned by the parent.

8.	We note that you have identified Solo Delaware as a guarantor and have provided a column for Solo Delaware separate from your other guarantor subsidiaries. Please explain your basis for this presentation. In this regard, please identify the issuer of your 8.5% Senior Subordinated Notes and explain which exception to the general rule set forth in Rule 3-10(a)(1) that your are relying on. Refer to Rule 3-10(a)(2). Address the fact that based on the information included in Form S-4 it appears that Solo Delaware is the issuer of your Notes and Solo Illinois is one of your guarantors.

Company response:

In the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008, in the descriptive paragraph of Note 23, Guarantors, we inadvertently listed Solo Delaware, the parent company and issuer of the 8.5% Senior Subordinated Notes (the

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

September 21, 2009

“Notes”), as a guarantor. Pursuant to Rule 3-10(f)(4)(i) of Regulation S-X, we appropriately provided a separate column for Solo Delaware because it is the parent company and issuer. Solo Illinois is a guarantor of the Notes and was merged with and into Solo Cup Operating Corporation in October 2005, as described in Note 1 to the Company’s 2008 financial statements. The Company will modify the descriptive paragraph in future filings, beginning with its Quarterly Report on Form 10-Q for the thirteen weeks ended September 27, 2009, as follows:

On February 27, 2004, with an effective date of February 22, 2004, the Company (“Solo Delaware”) acquired SF Holdings. The Company partially funded this acquisition through the issuance of 8.5% Senior Subordinated Notes. The 8.5% Senior Subordinated Notes were issued by Solo Delaware and are fully and unconditionally guaranteed, on a joint and several basis, by certain of the Company’s subsidiaries. Each of the subsidiary guarantors are 100% directly or indirectly owned by the parent company issuer. The consolidated guarantors ~~include~~ are ~~the following~~: ~~Solo Delaware,~~ P.R. Solo Cup, Inc., SF Holdings Group, Inc., Solo Cup Operating Corporation (formerly known as Sweetheart Cup Company Inc.), Solo Manufacturing LLC, Lily-Canada Holding Corporation, Solo Cup (UK) Limited, Insulpak Holdings Limited and Solo Cup Europe Limited. The following financial information presents the guarantors and non-guarantors of the 8.5% Senior Subordinated Notes, in accordance with Rule 3-10 of Regulation S-X:

Form 10-Q for the period ended June 28, 2009

Liquidity and Capital Resources, page 24

9.	Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants in your debt agreements. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amount/ratios. Please show the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Company response:

The Company will revise future filings to include a more specific and comprehensive discussion of the terms of any significant covenants in its debt agreements. For any material debt covenants for which it is reasonably likely that the Company would not be able to meet such covenants, the Company would disclose the required amounts/ratios,

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

September 21, 2009

the actual amounts/ratios as of each reporting date and the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary.

Liquidity and Capital Resources, page 24

10.	Please revise future filings to include a specific and comprehensive discussion regarding the default provisions under your current debt arrangements. In this regard, please disclose the financial covenants for which non-compliance could lead to accelerations of your debt payments and what, if any, grace periods may be available to you.

Company response:

In future filings beginning with the Company’s Form 10-Q for the quarterly period ended September 27, 2009, the Company will include a specific and comprehensive discussion regarding the default provisions under our current debt arrangements, any financial covenants for which non-compliance could lead to accelerations of our debt payments and any applicable grace periods.

Income Taxes, page 8

11.	Please provide us with a specific and comprehensive discussion regarding how you determined that your adjustment to correct an error in your previously reported deferred tax liabilities was immaterial to your financial statements for the period ended March 28, 2009. Reference SAB 99.

Company response:

During the accounting close for the thirteen weeks ended March 29, 2009, the Company addressed the materiality of the adjustment to correct the error in the Company’s previously reported deferred tax liabilities in accordance with SAB 99. At that time, the Company performed a detailed quantitative and qualitative analysis of the facts and impact to the financial statements relating to the correction of the error, a summary of which is set forth below.

Quantitatively, the table below analyzes the impact of this misstatement on the current and prior periods. For the current period, the analysis reflects the impact of the correction as if it was recorded in the current period. For the prior periods, the analysis reflects the impact as if the correction was reflected in the corresponding prior periods.

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

September 21, 2009

	Actual Q1 2009 (current period)	Actual FY 2008	Actual FY 2007	Actual FY 2006
Income Statement impact:
Income tax benefit (provision)	5.1	(0.7)	(2.4)	8.0
Other comprehensive income	0.2	0.2

Financial statement amount:
Net income (loss) (1)	(10.2)	(12.1)	71.1	(374.4)

Percent of respective financial statement caption:
Net income (loss)	50.0%	-5.8%	3.4%	2.1%

(1)	Net loss for Q1 2009 reflects the results after adjusting for the correction.

For this analysis, it is helpful to consider the Company’s debt and equity structure. During the fiscal periods in which the error occurred, the primary users of the Company’s financial statements included its public noteholders (or bondholders) and the lead and participating banks in its term loan and revolving credit facility (“First Lien”) with Bank of America (the “Bank”). The bondholders hold $325 million of senior subordinated notes of the Company that are due 2014 (“Notes”) that are publicly traded. The terms of the indenture underlying the Notes require that the Company file financial statements with the Securities and Exchange Commission. The Company’s equity is privately held.

Both the private investors who hold the Company’s non-public equity and the bondholders who hold the publicly traded Notes, use a variation of EBITDA (“Adjusted EBITDA”) to monitor the Company’s performance. The terms of the First Lien provided that financial covenants contained therein were to be calculated using Adjusted EBITDA as the measure of earnings. It is Adjusted EBITDA that the Bank and the participating lenders relied upon to determine whether the Company met its financial covenants for the period.

The total potential exposure to any fiscal year did not have any impact on the financial covenant ratios in each of those periods, because Adjusted EBITDA excludes income taxes.

The Company considered paragraph 29 of Accounting Principles Board Opinion No. 28, Interim Financial Reporting (FASB ASC paragraph 270-10-45-27) which states the following, “In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

September 21, 2009

The quantitative impact was not significant to the projected full year net income for 2009 (approximately [***]%) and had zero impact to Adjusted EBITDA in the current or previous fiscal periods. In addition, since the Company’s equity is not publicly traded (earnings per share is not a financial metric for the Company), the income tax provision is not a significant measure to the users of the Company’s financial statements (bond holders, the Bank and participating lenders in the First Lien).

In addition to assessing the quantitative effect of this error, the Company also assessed other qualitative impacts. As indicated in SAB 99, among the considerations that may well render material a quantitatively small misstatement of a financial statement item are the following:

•

whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate Retrospectively, this item was capable of precise measurement.

•

whether the misstatement masks a change in earnings or other trends This misstatement affected income taxes and therefore only impacted net income (loss). The error would not have materially impacted net income (loss) in the current or prior periods such that it would have masked a change in earnings.

•

whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise This point is not applicable to the Company as its common stock is privately held and not publicly traded; therefore, analysts that follow the Company do not publish consensus expectations. If expectations exist for the Company’s Adjusted EBITDA targets, this error would have no impact because income taxes do not affect Adjusted EBITDA.

•

whether the misstatement changes a loss into income or vice versa This misstatement did not change a loss into income or vice versa during the thirteen weeks ended March 29, 2009 and it would not have if recorded during any previously issued quarterly or annual period.

•

whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability While this misstatement impacted the North American segment, segment results are evaluated at the operating income level which does not include income taxes.

•	whether the misstatement affects the registrant’s compliance with regulatory requirements This misstatement did not affect the Company’s compliance with regulatory requirements.

***	Confidential treatment has been requested by Solo Cup Company with respect to this information. The omitted portion is being separately delivered to the staff of the Securities and Exchange Commission.

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

September 21, 2009

•

whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements The loan covenants under the Company’s First Lien were based on Adjusted EBITDA and income tax expense has no impact on this measure; therefore, the Company would still have met its financial covenants for the periods impacted.

•

whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation Adjusted EBITDA for the full year is the basis for management bonus targets; therefore, this misstatement would have no impact on this calculation because it relates to income tax expense which is excluded from Adjusted EBITDA.

•	whether the misstatement involves concealment of an unlawful transaction This misstatement did not involve the concealment of an unlawful transaction.

Management concluded that the adjustment was not material to its current or prior period financial statements and therefore recorded the correcting entry in the thirteen weeks ended March 29, 2009. To increase transparency around this item, the Company provided disclosure in both Note 5 and Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding the inclusion of an amount to correct an error in previously recorded deferred tax liabilities.

Item 4T, Controls and Procedures, page 30

12.	We note your disclosure here and in your Form 10-Q for the period ended March 29, 2009 that your certifying officers concluded that your disclosure controls and procedures were effective in recording, processing, summarizing and reporting on a timely basis information required to be disclosed by the Company in the reports that it files under the Exchange Act. This description appears to be based on the definition of disclosure controls and procedures set for the in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

September 21, 2009

Company response:

We confirm that the Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rule 13a-15(e)) under the Securities Exchange Act of 1934, as amended, as of the end of each of the quarterly periods ended March 28, 2009 and June 28, 2009. Based upon those evaluations, the Company’s chief executive officer and chief financial officer concluded that, as of the end of each period, the Company’s disclosure controls and procedures were effective.

We will make the following modification to our Evaluation of Disclosure Controls and Procedures in future filings beginning with our Quarterly Report on Form 10-Q for the thirteen weeks ending September 27, 2009:

The Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, ~~has~~ evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) ~~and 15d-15(e)~~ under the Securities Exchange Act of 1934, as amended ~~(the “Exchange Act”)~~) as of the end of the period covered by this report. Based ~~on such~~ upon that evaluation, the Company’s chief executive officer and chief financial officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures ~~are~~ were effective. ~~in recording, processing, summarizing and reporting on a timely basis, information required to be disclosed by the Company in the reports that it files under the Exchange Act~~

In addition, this will confirm, and the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

September 21, 2009

If you have any further comments or questions, please call me at 847-579-3201.

Very truly yours,

SOLO CUP COMPANY

By:	/s/ Robert D. Koney, Jr.
Robert D. Koney, Jr.
Executive Vice President and Chief Financial Officer

cc:	Tricia Armelin, Securities and Exchange Commission
Jeanne Baker, Securities and Exchange Commission